FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated May 12, 2006, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	1

Delhaize America, Inc. unaudited condensed consolidated financial statements for the first quarter ended April 1, 2006	11

Delhaize Group Reports Strong Net Profit of EUR 97.3 million in First Quarter 2006

First Quarter 2006 Results

•	Sales grew by 11.3% at actual and 4.6% at identical exchange rates

•	Strong operating margin at 4.8%

•	Group share of net profit increased by 19.7% at actual and 12.2% at identical exchange rates

•	Confirmation of full-year guidance

CEO Comments

“We are pleased with these first quarter results,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Our sales momentum continued to be strong, particularly at Food Lion, our largest company. In Belgium, first quarter sales were encouraging as we showed accelerating growth.”

“Our major projects in 2006 include the conversion of all Kash n’ Karry stores to Sweetbay in the Tampa-St. Petersburg market in Florida, the Food Lion market renewal in Washington, DC, the Greenville-Spartanburg, South Carolina market entry by Food Lion, the acceleration of store openings at Hannaford, and the first conversions of Cash Fresh stores to Delhaize banners in Belgium. These projects and our continued focus on executional excellence give us full confidence in the achievement of our plans for 2006,” concluded Mr. Beckers.

Financial Highlights

	Q1 2006 (1)
IFRS, in millions of EUR, except EPS	Actual Results	At Actual Rates	At Identical Rates
Net sales and other revenues	4,806.7	+11.3%	+4.6%
Operating profit	228.6	+11.7%	+4.2%
Operating margin	4.8%	—	—
Profit before taxes and discontinued operations	154.3	+14.9%	+7.3%
Net profit from continuing operations	98.0	+18.0%	+10.6%
Net profit (Group share)	97.3	+19.7%	+12.2%
Basic net earnings per share (in EUR)	1.03	+18.9%	+11.4%

(1)	The average exchange rate of the U.S. dollar against the euro increased in Q1 2006 by 9.1% compared to last year.

Contacts:

Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Hans Michiels:	+ 32 2 412 83 30

INCOME STATEMENT

In the first quarter of 2006, net sales and other revenues of Delhaize Group increased by 11.3% to EUR 4.8 billion. Organic sales growth amounted to 3.3%, and net sales and other revenues increased by 4.6% at identical exchange rates due to:

•	the 2.9% increase of U.S. sales mainly driven by the continued strong performance of Food Lion. Comparable store sales grew by 1.7% for the U.S. operations, excluding the impact of Easter;

•	the 9.1% increase of the Belgian sales due to the positive impact of the acquisition of Cash Fresh and comparable store sales growth of 0.2%;

•	the 9.6% increase of Greek sales due to strong sales momentum in the existing stores and the successful launch of new stores.

Delhaize Group ended the first quarter of 2006 with a sales network of 2,644 stores compared to 2,636 stores at the end of 2005.

Gross margin increased to 25.6% of net sales and other revenues (compared to 25.3% in the first quarter of 2005) primarily due to better inventory results at Food Lion and an improved sales mix in several companies of the Group. These factors enabled investments in price competitiveness at Food Lion, Hannaford, Belgium and in Greece.

Selling, general and administrative expenses increased to 21.1% of net sales and other revenues (compared to 20.9% in the first quarter of 2005) primarily because of expenses related to the conversion of Kash n’ Karry stores to Sweetbay in Florida, higher utility and fuel prices throughout the Group, increases in health care costs in the U.S., the statutory increases in labor rates in Belgium, and higher depreciation and amortization expenses due to increased remodeling and store opening activity. In addition, corporate costs increased primarily due to higher IT expenses and costs associated with the implementation of the Sarbanes-Oxley Act.

Other operating expenses decreased to EUR 3.6 million, primarily due to a provision for a legal matter at Alfa-Beta in 2005.

The operating margin of Delhaize Group increased slightly to 4.8% of net sales and other revenues. Operating profit increased by 11.7% to EUR 228.6 million, supported by a 9.1% higher average U.S. dollar exchange rate.

Net financial expenses increased by 5.7% to EUR 74.3 million exclusively due to the strengthening of the U.S. dollar against the euro. The effective tax rate decreased from 38.2% to 36.5% primarily due to the resolution of tax audits.

Net profit from continuing operations increased by 18.0% to EUR 98.0 million, or EUR 1.03 per basic share.

In the first quarter of 2006, the Group share of net profit increased by 19.7% to EUR 97.3 million. Per basic share, net profit was EUR 1.03 (EUR 0.87 in the first quarter of 2005) and per diluted share EUR 0.99 (EUR 0.83 in the first quarter of 2005). At identical exchange rates, the Group share in net profit would have increased by 12.2%.

CASH FLOW STATEMENT AND BALANCE SHEET

In the first quarter of 2006, net cash provided by operating activities amounted to EUR 196.3 million due to increased profitability. Capital expenditures increased to EUR 123.4 million (EUR 94.5 million in the first quarter of 2005) primarily due to the continued Sweetbay roll-out, the market renewal program at Food Lion, more store openings and the strengthening of the average U.S. dollar rate. Delhaize Group generated free cash flow of EUR 71.9 million and held EUR 795.4 million cash and cash equivalents at the end of the first quarter.

The net debt to equity ratio decreased to 77.1% at the end of March 2006 compared to 81.4% at the end of 2005. Delhaize Group’s net debt amounted to EUR 2.8 billion at the end of March 2006, a decrease of EUR 127.5 million compared to EUR 2.9 billion at the end of 2005 primarily due to the weakening of the U.S. dollar between the two balance sheet dates and the continued generation of free cash flow.

In February 2006, Delhaize Group redeemed a EUR 150 million bond with a 5.5% coupon, using a combination of cash on hand and existing credit facilities. In April, Delhaize America redeemed a USD 563.5 million bond with a 7.375% coupon using cash on hand and existing credit facilities.

SEGMENT REPORTING

First Quarter 2006	(in millions)	Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
		1st Q 2006	1st Q 2005	2006/2005	1st Q 2006	1st Q 2005	1st Q 2006	1st Q 2005	2006/2005
United States	USD	4,146.5	4,028.4	+2.9%	5.4%	5.2%	223.5	208.6	+7.1%
Belgium	EUR	1,018.1	933.4	+9.1%	4.5%	5.5%	46.2	51.2	-9.7%
Greece	EUR	235.8	215.2	+9.6%	1.4%	0.5%	3.3	1.2	+181.9%
Emerging Markets	EUR	104.0	97.0	+7.2%	1.7%	-0.2%	1.8	(0.2)	N/A
Corporate	EUR	—	—	—	N/A	N/A	(8.6)	(6.7)	-30.4%

TOTAL	EUR	4,806.7	4,317.7	+11.3%	4.8%	4.7%	228.6	204.6	+11.7%

(1)	All sales are sales to third parties.

•	In the first quarter of 2006, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 4.1 billion, an increase of 2.9% over the first quarter of 2005, mainly due to the good sales performance at Food Lion.

During the first quarter of 2006, comparable store sales, excluding the effect of the timing of Easter, increased by 1.7%. Including the effect of Easter, comparable store sales growth was 1.4%. The sales trend at Food Lion was supported by good execution in the stores, the success of the relaunch of the Greensboro and Baltimore markets in 2005, effective price, promotion and marketing initiatives, and store closings by Winn-Dixie, a major competitor of Food Lion. Hannaford sales were soft in the first quarter of 2006 due to weaker consumer spending associated with higher energy spending and less winter tourism. Harveys performed well in the first quarter, while in Florida the non-converted Kash n’ Karry stores continued to suffer.

Gross margin improved by 37 basis points, primarily due to better inventory results and an improved sales mix at Food Lion. Selling, general and administrative expenses increased as a percentage of sales by 13 basis points, mainly due to expenses related to the Sweetbay conversions, increases in health care costs and higher utility and fuel expenses. Other operating expenses remained stable compared with prior year.

The operating margin of the U.S. operations amounted to 5.4% of net sales and other revenues (5.2% in the first quarter of 2005). The operating profit of the U.S. business of Delhaize Group increased by 7.1% to USD 223.5 million.

In the first quarter of 2006, Delhaize Group opened eight new supermarkets in the U.S., including six Hannaford stores. Two Harveys and seven Food Lion stores were closed. In addition, two Food Lion stores were converted to the Harveys’ banner.

Food Lion continued to expand through innovative work on its store formats. The new Food Lion prototype store located in western North Carolina opened in December of last year and is performing above expectations. In April 2006, Food Lion opened a fourth Bottom Dollar test store.

Food Lion is in preparation for its relaunch in the Washington DC market and the entry of the new market of Greenville-Spartanburg, South Carolina. In Washington approximately 80 Food Lions will be remodeled and will reopen under three different banners of Food Lion, including 40 Bloom stores, 26 Food Lion stores and 14 Bottom Dollar stores. In the Greenville-Spartanburg market a combination of seven Bloom and four Food Lion stores will be opened in 2006.

Leveraging its recent expansion in Massachusetts following the acquisition of Victory, Hannaford opened two new stores in this market in the first quarter of the year. Four other stores were opened by Hannaford in the first quarter of 2006 as part of its accelerated store opening program.

One Kash n’ Karry store was converted to the Sweetbay Supermarket concept and one new Sweetbay store was opened in the first quarter of 2006. At the end of March, 27 Sweetbay stores were in operation. Forty-two additional stores will be converted or opened under the Sweetbay banner by the end of 2006, including all stores in the Tampa/St. Petersburg market.

•	Delhaize Belgium posted net sales and other revenues of EUR 1.0 billion in the first quarter of 2006, an increase of 9.1% versus 2005 due to the contribution of Cash Fresh, acquired on May 31, 2005. During the first quarter, comparable store sales increased by 0.2%, reversing the negative comparable store sales trend of the previous three quarters despite weak consumer spending and a large number of competitive openings. Delhaize Belgium continued to increase its market share.

The operating margin of Delhaize Belgium decreased to 4.5% of net sales and other revenues due to price decreases and higher expenses for labor, energy and depreciation. Operating profit decreased by 9.7% to EUR 46.2 million.

•	In the first quarter of 2006, sales in Greece grew 9.6% to EUR 235.8 million due to strong comparable stores sales and new store openings. The operating margin of Alfa-Beta increased to 1.4% of sales, while operating profit increased to EUR 3.3 million, partly due to a non-recurrent charge of EUR 2.0 million in 2005.

•	Net sales and other revenues of the Emerging Markets (Czech Republic, Romania and Indonesia) of Delhaize Group increased by 7.2% to EUR 104.0 million due to the continued good sales momentum in Romania and Indonesia. The operating profit of the Emerging Markets of Delhaize Group amounted to EUR 1.8 million in the first quarter.

2006 FINANCIAL OUTLOOK

For 2006, Delhaize Group confirms the following expectations at identical exchange rates (1 EUR = 1.2441 USD):

•	In 2006, the sales network of Delhaize Group is expected to increase by approximately 96 stores to a total of 2,732 stores.

•	It is expected that net sales and other revenue of Delhaize Group will grow in 2006 by 4% to 5%.

•	Comparable store sales growth of the U.S. operations of Delhaize Group in 2006 is expected to be in the range of 1.5% to 2%.

•	Operating profit is expected to grow by 4% to 6% in 2006.

•	Net profit (Group share) growth expectations are between 8% and 12%.

For 2006, Delhaize Group expects capital expenditures (excluding finance leases) of approximately EUR 770 million at identical exchange rates, including approximately USD 700 million for the U.S. operations of the Group.

Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter results during a conference call starting May 12, 2006 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling +44 20 7019 0812 (U.K.) or +1 210 234 0001 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2006, Delhaize Group’s sales network consisted of 2,644 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement (Unaudited)

(in millions of EUR)	1st Q 2006	1st Q 2005 (1)
Net sales and other revenues	4,806.7	4,317.7
Cost of sales	(3,577.6)	(3,223.3)
Gross profit	1,229.1	1,094.4
Gross margin	25.6%	25.3%
Other operating income	18.3	17.3
Selling, general and administrative expenses	(1,015.2)	(901.7)
Other operating expenses	(3.6)	(5.4)

Operating profit	228.6	204.6
Operating margin	4.8%	4.7%
Finance costs	(83.2)	(76.5)
Income from investments	8.9	6.2

Profit before taxes and discontinued operations	154.3	134.3
Income tax expense	(56.3)	(51.3)

Net profit from continuing operations	98.0	83.0

Result from discontinued operations, net of tax	(0.1)	(2.3)
Net profit (before minority interests)	97.9	80.7

Net profit attributable to minority interests	0.6	(0.6)

Net profit (Group share)	97.3	81.3

Average EUR exchange rate in USD	1.2023	1.3113

(1)	First quarter of 2005 financial results include a reclassification increasing both finance costs and income from investments by EUR 2.6 million.

Earnings per Share (Unaudited)

(in EUR)	1st Q 2006	1st Q 2005
Net profit from continuing operations:
Basic	1.03	0.89
Diluted	0.99	0.85

Net profit (Group share):
Basic	1.03	0.87
Diluted	0.99	0.83

Weighted average number of shares:
Basic	94,277,669	93,598,264
Diluted	101,283,115	101,117,068

Total number of shares at the end of the 1st quarter (1)	95,213,186	94,007,623

Outstanding shares at the end of the 1st quarter	94,586,119	93,716,579

(1)	In conjunction with stock option exercises in the first quarter of 2006, Delhaize Group issued 508,124 new shares, repurchased 52,400 shares and used 20,919 shares. Delhaize Group owned 627,067 treasury shares at the end of March 2006.

Summary Balance Sheet (Unaudited)

(in millions of EUR)	March 31, 2006	December 31, 2005	March 31, 2005 (1)
Assets
Non-current assets	7,277.2	7,440.2	6,530.5
Goodwill	2,929.5	2,997.4	2,581.8
Intangible assets	653.3	675.2	622.9
Property, plant and equipment	3,525.4	3,587.7	3,129.1
Investment property and assets held for sale	27.2	28.0	23.6
Financial assets (incl. derivatives)	130.3	138.5	163.6
Other non-current assets	11.5	13.4	9.5
Current assets	2,704.2	2,813.3	2,615.9
Inventories	1,372.5	1,418.0	1,278.1
Receivables and other assets	513.1	561.0	530.0
Financial assets	23.2	29.4	37.0
Cash and cash equivalents	795.4	804.9	770.8
Total assets	9,981.4	10,253.5	9,146.4

Liabilities
Total equity	3,652.6	3,616.7	3,116.2
Shareholders’ equity	3,621.3	3,586.0	3,083.9
Minority interests	31.3	30.7	32.3
Non-current liabilities	3,720.4	3,809.5	4,070.0
Financial liabilities (incl. derivatives)	3,143.3	3,209.0	3,512.9
Provisions and deferred taxes liabilities	537.4	560.6	527.6
Other non-current liabilities	39.7	39.9	29.5
Current liabilities	2,608.4	2,827.3	1,960.2
Financial liabilities	608.8	694.2	51.2
Other current liabilities	1,999.6	2,133.1	1,909.0

Total liabilities and equity	9,981.4	10,253.5	9,146.4

EUR exchange rate in USD	1.2104	1.1797	1.2964

(1)	Revised to take into consideration the tax settlement with the Greek authorities and adjustments related to the accounting of finance leases.

Summary Statement of Cash Flows (Unaudited)

(in millions of EUR)	1st Q 2006	1st Q 2005
Operating activities
Net profit (before minority interests)	97.9	80.7
Adjustments for
Depreciation – continuing operations	115.8	101.2
Amortization – continuing operations	12.8	12.3
Depreciation and amortization – discontinued operations	—	0.2
Impairment – discontinued operations	—	—
Income taxes, finance costs and income from investments	130.5	121.4
Other non-cash items	11.5	8.6
Changes in operating assets and liabilities	(122.9)	(128.7)
Interests paid	(34.1)	(25.3)
Interests and dividends received	10.6	2.8
Income taxes paid	(25.8)	(4.9)
Net cash provided by operating activities	196.3	168.3

Investing activities
Purchase of tangible and intangible assets (capital expenditures)	(123.4)	(94.5)
Net investment in debt securities	3.6	(8.1)
Other investing activities	(1.0)	3.2
Net cash used in investing activities	(120.8)	(99.4)

Cash flow before financing activities	75.5	68.9

Financing activities
Proceeds from the exercise of share warrants and stock options	16.0	12.4
Purchase of treasury shares	(2.9)	(4.0)
Dividends paid (incl. dividends paid by subsidiaries to minority interests)	(0.3)	—
Borrowings under (repayments of) long-term loans (net of direct financing costs)	(177.9)	25.8
Net escrow funding	5.1	4.8
Borrowings under (repayments of) short-term loans	89.9	(18.4)

Net cash provided by (used in) financing activities	(70.1)	20.6

Effect of foreign exchange translation differences	(14.9)	20.9
Net increase in cash and cash equivalents	(9.5)	110.4
Cash and cash equivalents at beginning of period	804.9	660.4
Cash and cash equivalents at end of period	795.4	770.8

Summary Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2006	3,586.0	30.7	3,616.7
Amortization of deferred loss on hedge	1.1	—	1.1
Unrealized gain (loss) on securities held for sale	(0.7)	—	(0.7)
Exchange differences on foreign operations	(84.6)	—	(84.6)

Net income (expense) recognized directly in equity	(84.2)	—	(84.2)
Net profit/(loss)	97.3	0.6	97.9

Total recognized income and expense for the period	13.1	0.6	13.7
Capital increases	15.5	—	15.5
Treasury shares purchased	(2.9)	—	(2.9)
Treasury shares sold upon exercise of employee stock options	0.7	—	0.7
Tax payment for restricted shares vested	(0.2)	—	(0.2)
Excess tax benefit on employee stock options and restricted shares	3.2	—	3.2
Share-based compensation expense	5.9	—	5.9

Balances at March 31, 2006	3,621.3	31.3	3,652.6

Total shares	95,213,186
Treasury shares	627,067
Outstanding shares	94,586,119

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005 (1)	2,847.7	32.9	2,880.6
Amortization of deferred loss on hedge	1.0	—	1.0
Unrealized gain (loss) on securities held for sale	(0.1)	—	(0.1)
Exchange differences on foreign operations	140.8	—	140.8

Net income (expense) recognized directly in equity	141.7	—	141.7
Net profit/(loss)	81.3	(0.6)	80.7

Total recognized income and expense for the period	223.0	(0.6)	222.4
Capital increases	10.7	—	10.7
Treasury shares purchased	(4.0)	—	(4.0)
Treasury shares sold upon exercise of employee stock options	1.9	—	1.9
Excess tax benefit on employee stock options and restricted shares	(0.4)	—	(0.4)
Share-based compensation expense	5.0	—	5.0

Balances at March 31, 2005 (1)	3,083.9	32.3	3,116.2

Total shares	94,007,623
Treasury shares	291,044
Outstanding shares	93,716,579

(1)	Revised to take into consideration the tax settlement with the Greek authorities and adjustments related to the accounting of finance leases.

Supplementary Information (Unaudited)

Number of Stores (1)

	End of 1st Q 2006	Change 1st Q 2006	End 2005	End of 2006 Planned
United States	1,536	-1	1,537	1,563
Belgium (2)	812	+4	808	846
Greece	137	+2	135	154
Czech Republic	95	+1	94	98
Romania	17	+1	16	21
Indonesia	47	+1	46	50

Total	2,644	+8	2,636	2,732

(1)	Major changes in the store network in the last year were:

•	the acquisition of 43 Cash Fresh stores consolidated from May 31, 2005;
•	the sale of 11 Delvita stores in Slovakia on June 30, 2005.
(2)	Including 28 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

Organic Sales Growth Reconciliation

(in millions of EUR)	1st Q 2006	1st Q 2005	% Change
Net sales and other revenues	4,806.7	4,317.7	11.3%
Effect of exchange rates	(292.0)	—
Identical exchange rates growth	4,514.7	4,317.7	4.6%
Cash Fresh	(53.8)	—
Organic sales growth	4,460.9	4,317.7	3.3%

Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2006	1st Q 2005
Net cash provided by operating activities	196.3	168.3
Net cash used in investing activities	(120.8)	(99.4)
Investment in debt securities	(3.6)	8.1

Free cash flow (before dividend payments)	71.9	77.0

Net Debt Reconciliation

(in millions of EUR)	March 31, 2006	December 31, 2005	March 31, 2005
Non-current financial liabilities	3,134.0	3,199.9	3,504.2
Current financial liabilities	608.8	694.2	51.2
Derivative liabilities	9.1	9.1	8.7
Derivative assets	(0.1)	(1.2)	(2.5)
Investment in securities – non-current	(118.0)	(125.0)	(116.2)
Investment in securities – current	(22.8)	(29.1)	(36.2)
Cash and cash equivalents	(795.4)	(804.9)	(770.8)

Net debt	2,815.6	2,943.1	2,638.4
Net debt to equity ratio	77.1%	81.4%	84.7%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	1st Q 2006			1st Q 2005	2006/2005
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,806.7	(292.0)	4,514.7	4,317,7	+11.3%	+4.6%
Operating profit	228.6	(15.5)	213.1	204.6	+11.7%	+4.2%
Net profit from continuing operations	98.0	(6.1)	91.9	83.0	+18.0%	+10.6%
Basic EPS from continuing operations	1.03	(0.06)	0.97	0.89	+15.7%	+8.4%
Net profit (Group share)	97.3	(6.1)	91.2	81.3	+19.7%	+12.2%
Basic earnings per share	1.03	(0.06)	0.97	0.87	+18.9%	+11.4%
Free cash flow	71.9	(10.8)	61.1	77.0	-6.6%	-20.6%

(in millions of EUR)	March 31, 2006			Dec 31, 2005	Change
Net debt	2,815.6	56.0	2,871.6	2,943.0	-4.3%	-2.4%

FINANCIAL CALENDAR

•	Ordinary general meeting of shareholders	May 24, 2006
•	Press release – 2006 second quarter results	August 10, 2006
•	Press release – 2006 third quarter results	November 9, 2006

IFRS INFORMATION

This press release has been prepared on the basis of the recognition and measurement principles set forth in the International Financial Reporting Standards (IFRS), as adopted by the European Union.

REPORT OF THE STATUTORY AUDITOR

Deloitte has conducted a limited review of the interim consolidated financial information as at March 31, 2006. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the interim consolidated financial information.

DEFINITIONS

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the First Quarter ended April 1, 2006 and April 2, 2005

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks ended April 1, 2006 and April 2, 2005

(Dollars in millions)

	13 Weeks Apr 1, 2006 (A)	13 Weeks Apr 2, 2005 (B)	A%	B%
Net sales and other revenues	$4,146.6	$4,028.6	100.00	100.00
Cost of goods sold	3,007.2	2,935.8	72.52	72.88
Selling and administrative expenses	918.1	886.7	22.14	22.01

Operating income	221.3	206.1	5.34	5.11
Interest expense, net	78.0	81.5	1.88	2.02

Income from continuing operations before income taxes	143.3	124.6	3.46	3.09
Income taxes	58.8	52.9	1.42	1.31

Income before loss from discontinued operations	84.5	71.7	2.04	1.78
Loss from discontinued operations, net of tax	1.3	2.2	0.03	0.05

Net income	$83.2	$69.5	2.01	1.73

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of April 1, 2006 and December 31, 2005

(Dollars in millions)	April 1, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$813.3	$668.3
Receivables, net	129.3	116.9
Receivable from affiliate	14.2	20.3
Inventories	1,165.6	1,198.3
Prepaid expenses	33.2	32.0
Other current assets	32.7	26.7

Total current assets	2,188.3	2,062.5

Property and equipment, net	3,075.7	3,069.4
Goodwill	3,076.2	3,074.0
Intangibles, net	765.2	771.4
Loan to affiliate	19.8	17.4
Reinsurance recoverable from affiliate	149.2	147.2
Other assets	71.9	80.2

Total assets	$9,346.3	$9,222.1

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$707.5	$756.7
Payable to affiliate	17.4	4.5
Accrued expenses	297.2	271.1
Current portion of capital lease obligations	45.3	44.0
Current portion of long-term debt	580.8	581.3
Other current liabilities	152.2	127.5
Deferred income taxes, net	8.9	12.3
Income taxes payable	115.8	72.5

Total current liabilities	1,925.1	1,869.9

Long-term debt, net of current portion	2,272.5	2,279.9
Capital lease obligations, net of current portion	738.1	733.7
Deferred income taxes, net	203.4	211.6
Other liabilities, net	326.4	325.6

Total liabilities	5,465.5	5,420.7

Shareholders’ equity:
Class A non-voting common stock	163.1	163.1
Class B voting common stock	37.7	37.7
Accumulated other comprehensive loss, net of tax	(47.7)	(49.0)
Additional paid-in capital	2,524.6	2,516.5
Retained earnings	1,203.1	1,133.1

Total shareholders’ equity	3,880.8	3,801.4

Total liabilities and shareholders’ equity	$9,346.3	$9,222.1

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in millions)

	13 Weeks 4/1/2006	13 Weeks 4/2/2005
Cash flows from operating activities
Net income	$83.2	$69.5

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	123.9	118.6
Amortization of debt costs/premium	0.9	0.9
Amortization of deferred loss on derivative	2.1	2.1
Transfer from escrow to fund interest, net of accretion	0.5	0.7
Accrued interest on interest rate swap	(0.1)	(1.4)
Net loss on disposals of property and capital lease terminations	2.5	1.0
Provision for losses on uncollectible receivables and write-off of receivables	4.3	3.5
Stock compensation expense	6.5	5.8
Deferred income tax benefit	(12.4)	(10.7)
Changes in operating assets and liabilities which provided (used) cash :
Receivables	(16.7)	3.9
Net receivable from affiliate	18.9	3.9
Inventories	31.8	(7.6)
Prepaid expenses	(1.1)	(42.4)
Other assets	(4.8)	(3.2)
Accounts payable	(37.0)	(16.7)
Accrued expenses	26.0	32.6
Income taxes payable	47.6	55.3
Excess tax benefits related to stock options	(4.3)	(3.7)
Other liabilities	21.3	9.0

Total adjustments	209.9	151.6

Net cash provided by operating activities	293.1	221.1

Cash flows from investing activities
Capital expenditures	(123.5)	(101.6)
Proceeds from sale of property	1.1	2.3
Other investment activity	(1.9)	(0.3)

Net cash used in investing activities	(124.3)	(99.6)

Cash flows from financing activities
Principal payments on long-term debt	(5.8)	(5.9)
Principal payments under capital lease obligations	(12.0)	(11.1)
Dividends paid	—	(25.0)
Transfer from escrow to fund long-term debt	5.6	5.6
Parent common stock (ADSs) purchased	(16.7)	(14.9)
Proceeds from stock options exercised	0.8	2.5
Excess tax benefits related to stock options	4.3	3.7

Net cash used in financing activities	(23.8)	(45.1)

Net increase in cash and cash equivalents	145.0	76.4

Cash and cash equivalents at beginning of year	668.3	500.0

Cash and cash equivalents at end of period	$813.3	$576.4

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	17.6	22.3
Capitalized lease obligations teminated for store properties and equipment	—	0.7
Change in construction in progress accruals	3.2	—
Change in reinsurance recoverable and other liabilities	—	3.3
Reduction of income taxes payable and goodwil for tax adjustments	—	0.2

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	First Quarter ended
	April 1, 2006	April 2, 2005
FREE CASH FLOW RECONCILIATION (Dollars in millions):
Net cash provided by operating activities	$293.1	$221.1
Net cash used in investing activities	(124.3)	(99.6)

Free cash flow	$168.8	$121.5

NET DEBT RECONCILIATION (Dollars in millions):

Long-term debt, net of current portion	$2,272.5	$2,855.3
Capital lease obligations , net of current portion	738.1	732.0
Current portion of long-term debt	580.8	12.3
Current portion of capital lease obligations	45.3	41.3
Cash and cash equivalents	(813.3)	(576.4)
Escrow funding for Senior Notes	(52.6)	(66.6)

Net debt	$2,770.8	$2,997.9

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	8	10
Stores closed	9	2
Stores renovated	12	6

Total stores	1536	1531

Capital expenditures (dollars in millions)	$123.5	$101.6
Total square footage (in millions)	57.0	56.6
Square footage increase	1%	4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 15, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President